May 1, 2019

Kevin Berryman
Chief Financial Officer
Jacobs Engineering Group, Inc.
1999 Bryan Street, Suite 1200
Dallas, Texas 75201

       Re: Jacobs Engineering Group, Inc.
           Form 10-K For the Fiscal Year Ended September 28, 2018
           Filed November 21, 2018
           File No. 001-07463

Dear Mr. Berryman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended September 28, 2018

2. Significant Accounting Policies
Contractual Guarantees, Litigation, Investigations and Insurance, page F-13

1. With reference to ASC 460-10-30 and, if material, please disclose your accounting for guarantees. Expand your disclosure herein or Note 15 to provide all the disclosures required by ASC 460-10-50-2 through 4, including the maximum potential amount of future payments as required by ASC 460-10-50-4b.
5. Business Combinations, page F-20

2. We note that the CH2M purchase price allocation includes approximately $385.3 million related to provisional estimates related to various legal and other pre-acquisition contingent liabilities accounted for under ASC 450. It appears that $364.4 million of this amount appears to relates to measurement period adjustments made in the fourth quarter of fiscal 2018. Please tell and expand your disclosures to discuss the facts and
 Kevin Berryman
Jacobs Engineering Group, Inc.
May 1, 2019
Page 2
         circumstances that lead to this adjustment. In this regard, we note that the disclosures surrounding CH2M's contingencies that were provided in the period of acquisition are essentially the same as your current disclosures in Note 15, including your conclusion that these contingencies are not expected to be material. Finally, to the extent known, please explain why CH2M did not appear to have an accrual recorded related to these contingencies as of the acquisition date.
13. Income Taxes, page F-37

3. We note that your valuation allowance increased $206.8 million from September 29, 2017 to September 28, 2018, of which $104.2 million related to certain foreign tax credits and resulted in an increase to your provision for income taxes. Please explain the remaining
         $102.6 million increase to your valuation allowance and how that increase was reflected in your financial statements. In addition, please explain why your acquisition of CH2M impacted your unrecognized tax benefits rather than your deferred tax assets and liabilities. Furthermore, please reconcile your $179.1 million unrecognized tax benefits as of September 28, 2108 as presented in your tabular presentation to your textual disclosure which indicates that your gross unrecognized tax benefits was $76.7 million. To the extent that this $102.4 million difference relates to the change in your valuation allowance, please explain your accounting. Please provide the authoritative literature you relied on.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Jeanne Baker,
Staff Accountant at 202-551-3691 with any questions.



                                                              Sincerely,
FirstName LastNameKevin Berryman
                                                              Division of
Corporation Finance
Comapany NameJacobs Engineering Group, Inc.
                                                              Office of
Manufacturing and
May 1, 2019 Page 2                                            Construction
FirstName LastName